Morgan, Lewis & Bockius LLP 2020 K Street, NW Washington, District of Columbia 20006-1806 Tel. 202.373.6000 Fax: 202.373.6001 www.morganlewis.com

K. Michael Carlton

Associate

+1.202.373.6070

michael.carlton@morganlewis.com

May 28, 2015

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust
File Nos. 333-132380 and 811-21864

Dear Mr. Bartz:

On behalf of our client, WisdomTree Trust (the “Trust”), we are responding to Staff comments we received orally on May 6, 2015 regarding the Trust’s Post-Effective Amendment No. 392, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on March 12, 2015 for the purpose of registering shares of the WisdomTree Global ex-U.S. Hedged Dividend Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: The Staff notes Emerging Markets Risk is included as a principal risk of the Fund. Please indicate in the “Principal Investment Strategies of the Fund” section that the Fund may invest in emerging market securities.

Response: We have made the requested change.

2.	Comment: With respect to the penultimate sentence in the first paragraph of the “Principal Investment Strategies of the Fund” section, please confirm that “investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities” is a reference to depositary receipts based on component securities and TBA Transactions.

Response: Confirmed. As a practical matter, the Trust does not currently anticipate relying on the “economic characteristics” language to meet its 80% requirement.

Almaty  Astana  Beijing  Boston  Brussels  Chicago  Dallas  Dubai   Frankfurt  Harrisburg  Hartford  Houston  London  Los Angeles  Miami  Moscow

New York  Orange County  Paris  Philadelphia  Pittsburgh  Princeton  San Francisco  Santa Monica  Silicon Valley  Tokyo  Washington  Wilmington

Mr. Ed Bartz May 28, 2015 Page 2

3.	Comment: In the Fund’s “Principal Investment Strategies of the Fund” section, please provide criteria for inclusion in the WisdomTree Global ex-U.S. Dividend Index.

Response: We have revised the principal investment strategy as follows:

The Index consists of the 1,000 largest ~~dividend paying~~ companies measured by free-float market capitalization that are included in the WisdomTree Global ex-U.S. Dividend Index, which measures the performance of dividend paying companies in emerging markets and developed markets outside the United States. Companies included in the Global ex-U.S. Dividend Index and, resultantly, the Index, must be incorporated and have their shares listed for trading on one of the major stock exchanges in Europe, Japan, Australia, Brazil, Canada, Chile, China, Czech Republic, Hong Kong, Hungary, India, Indonesia, Israel, Korea, Malaysia, Mexico, New Zealand, Philippines, Singapore, Poland, Russia, South Africa, Taiwan, Thailand or Turkey.

4.	Comment: The Staff notes that companies eligible for inclusion in the Index must have a market capitalization of at least $100 million. Please include small-capitalization investing risk under the “Principal Risks of Investing in the Fund” section.

Response: We respectfully decline to add the requested disclosure. Although the Index requires a market capitalization of at least $100 million ($200 million for companies in emerging markets) to be eligible for inclusion, based on the current Index composition, securities of small-capitalization companies are not a principal investment strategy of the Fund. As a result, small-capitalization investing risk is not currently a principal risk of the Fund.

5.	Comment: Please provide greater detail in the “Principal Investment Strategies of the Fund” section to explain how securities are dividend-weighted in the Index.

Response: We have revised the principal investment strategy as follows:

Securities are weighted in the Index based on dividends paid over the prior annual cycle. Companies that pay a greater total dollar amount of dividends are more heavily weighted. To derive a company’s initial Index weight, (i) multiply the U.S. dollar value of the company’s annual gross dividend per share by the number of common shares outstanding for that company (the “Cash Dividend Factor”); (ii) calculate the Cash Dividend Factor for each company; (iii) add together all of the companies’ Cash Dividend Factors; and (iv) divide the company’s Cash Dividend Factor by the sum of all Cash Dividend Factors.

6.	Comment: In the “Principal Investment Strategies of the Fund” section, please provide a plain English explanation of the “calculated volume factor” described in the Index eligibility criteria.

Mr. Ed Bartz May 28, 2015 Page 3

Response: We have revised the Fund’s principal investment strategy to clarify that the calculated volume factor is derived by determining the average dollar volume for the three months preceding the Index screening date and dividing the average dollar volume by the security’s preliminary weight in the Index. For these purposes, “preliminary weight” refers to a company’s weight in the Index as determined solely by the application of the first four Index eligibility criteria.

7.	Comment: Please provide a plain English explanation of how a company’s weight may be reduced by the “volume factor adjustment” in the Fund’s principal investment strategy.

Response: We have revised the principal investment strategy as follows:

In response to market conditions and/or the volume factor adjustment discussed below, sector weights may fluctuate above the specified cap between annual Index screening dates. In the event that a company has a calculated volume factor that is less than $400 million as of the annual Index screening date, the company’s weight in the Index will be reduced~~, which may cause the weight of a sector and/or country to rise above its maximum cap. In response to market conditions, sector and country weights may fluctuate above the specified cap between annual Index screening dates~~. The company’s reduced weight is calculated by multiplying the company’s weight in the Index, based on dividends paid over the prior annual cycle as adjusted by the country factor and sector cap, as determined on the annual Index screening date by the fraction of its current volume factor divided by $400 million.

8.	Comment: In the Fund’s “Principal Investment Strategies of the Fund” section, disclose how the Index hedges against fluctuations in currency, noting how this complies with the Trust’s exemptive order.

Response: We confirm that the Fund’s hedging strategy complies with the exemptive relief provided to the Trust. The Index only includes equity securities, which complies with the Trust’s exemptive order. The Index hedges against currency fluctuations by applying an applicable published one-month currency forward rate to the total equity exposure of each country in the Index. Applying such a rate to the Index is fundamentally the same as converting the performance of an index’s non-dollar denominated securities into dollars. The Index does not include derivatives, such as forward currency contracts or futures contracts, as component securities. The Fund’s principal investment strategy currently discloses how the Index hedges against fluctuations in currency as follows:

The Index applies an applicable published one-month currency forward rate to the total equity exposure of each country in the Index to hedge against fluctuations in the relative value of each such foreign currency against the U.S. dollar.

9.	Comment: Please add “hedging risk” to the “Principal Risks of Investing in the Fund” and the “Additional Principal Risk Information About the Fund” sections of the Prospectus, noting that the Fund’s hedging feature may not perform as intended.

Mr. Ed Bartz May 28, 2015 Page 4

Response: We have added the following disclosure to the “Principal Risks of Investing in the Fund” section:

Hedging Risk. Derivatives used by the Fund to offset its exposure to foreign currencies represented in the Index may not perform as intended. There can be no assurance that the Fund’s hedging transactions will be effective.

We have added the following disclosure to the “Additional Principal Risk Information About the Fund” section:

Hedging Risk. Derivatives used by the Fund to offset its exposure to foreign currencies represented in the Index may not perform as intended. When a derivative is used as a hedge against a position that the Fund holds, any loss generated by the derivative generally should be substantially offset by gains on the hedged investment, and vice versa. While hedging can reduce or eliminate losses, it can also reduce or eliminate gains. Hedges are sometimes subject to imperfect matching between the hedging transaction and the risk sought to be hedged. There can be no assurance that the Fund’s hedging transactions will be effective.

10.	Comment: The Staff notes that the last sentence of the “Principal Investment Strategies of the Fund” section indicates that the Fund will concentrate its investments in the securities of a particular industry or group of industries to approximately the same extent as its underlying Index. Does the Index currently concentrate in any industry or sector? If so, please provide corresponding industry risk or sector risk disclosure under the “Principal Risks of Investing in the Fund” section.

Response: The Index does not currently concentrate (i.e., hold 25% or more of its total assets) in the securities of a particular industry or sector; however, we have added risk disclosure to the “Principal Risks of Investing in the Fund” section for the Financial sector, which constitutes a significant portion of the Index.

* * * * *

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments on the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Mr. Ed Bartz May 28, 2015 Page 5

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely,

/s/ K. Michael Carlton

K. Michael Carlton

cc:	Ryan Louvar, Esq.

W. John McGuire, Esq.

Kathleen Long, Esq.

Beau Yanoshik, Esq.